EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated March 13, 2015 relating to the combined financial statements of the predecessor of Columbia Pipeline Group, Inc. (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s initial public offering of limited partner interests of Columbia Pipeline Partners LP which was completed on February 11, 2015) as of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014 appearing in the Company’s registration statement in Form 10, as amended, filed with the Securities and Exchange Commission and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Chicago, Illinois

July 2, 2015